Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2014 — “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board might differ in material respects from generally accepted accounting principles in other jurisdictions. All share and per share data in this report, including those relating to the warrants, gives retrospective effect to the bonus issuance of shares in the ratio of 3:1 of our authorized, issued and outstanding shares, which was effective on January 13, 2015.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this report, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this report, the words “believe,” “continue,” “could,” “due,” “estimate,” “expect,” “intend,” “may,” “objective,” “plan,” “potential,” “seek,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the timing of a Phase 3 study of once-weekly TransCon human growth hormone;

•	our plans regarding the timing and the release of the final results of our Phase 2 pediatric study of once-weekly TransCon Growth Hormone;

•	our receipt of future milestone payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our prodrug product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file Investigational New Drug Applications for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our prodrug product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our prodrug product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates;

•	our commercialization, marketing and manufacturing capabilities;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

You should refer to the section in our Annual Report on Form 20-F for the year ended December 31, 2014 — “Item 3. Key Information — D. Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this report and the documents that we reference in this report completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a clinical stage biopharmaceutical company applying our TransCon technology to develop a pipeline of long-acting prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We are developing our lead product candidate, TransCon human growth hormone (“TransCon hGH”), for once-weekly administration to treat growth hormone deficiency (“GHD”), and other indications. We have successfully completed two Phase 2 studies of once-weekly TransCon hGH. In September 2011, we reported positive results from our Phase 2 study of TransCon hGH in 37 adult patients with GHD, and in July 2015, we reported positive top-line results from our Phase 2 study to evaluate the safety and efficacy of TransCon hGH in 53 treatment-naive, pre-pubertal children with GHD. We intend to release the full data set for our Phase 2 pediatric study in early October 2015 and we maintain our plans to initiate a Phase 3 pediatric study of TransCon Growth Hormone in mid-2016. Using our TransCon technology, we believe that we have established a new paradigm that combines the benefits of conventional prodrug and sustained release technologies, and is broadly applicable to proteins, peptides and small molecules. In addition to TransCon hGH, we are developing our wholly-owned TransCon Treprostinil for the treatment of pulmonary arterial hypertension, and we have established broad collaborations with Sanofi in the field of diabetes and Genentech in the field of ophthalmology.

We commenced operations in December 2007 when we acquired Complex Biosystems GmbH, the company that invented the TransCon technology. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales. On February 2, 2015, we sold 6,900,000 American Depositary Shares (“ADS”), each representing one ordinary share, nominal value DKK 1 per share, in our initial public offering (“IPO”) at a price of $18.00 per ADS, for aggregate gross proceeds to us of approximately $124.2 million, equivalent to €109.5 million at the date of closing.

We had a net loss of €13.6 million for the six months ended June 30, 2015 and a net loss of €9.7 million for the year ended December 31, 2014. Our total equity was €135.7 million as of June 30, 2015 compared to €45.8 million as of December 31, 2014. We have not generated any revenues from royalties or product sales. We do not expect to generate royalty or revenues from product sales prior to regulatory approval of any of our product candidates.

Results of Operations

Comparison of the three months ended June 30, 2015 and 2014 (unaudited):

	Three Months Ended June 30,
	2015	2014
	(EUR’000)
Revenue	1,943	3,913
Research and development costs	(12,641)	(4,686)
General and administrative expenses	(2,144)	(1,407)

Operating profit / (loss)	(12,842)	(2,180)
Finance income	5	101
Finance expenses	(2,486)	(29)

Profit / (loss) before tax	(15,323)	(2,108)

Tax on profit / (loss) for the period	284	(30)

Net profit / (loss) for the period	(15,039)	(2,138)

Revenue

The following table summarizes our revenue for the three months ended June 30, 2015 and 2014 (unaudited):

	Three Months Ended June 30,
	2015	2014
	(EUR’000)
Revenue from the rendering of services	695	1,207
License income	1,248	2,706

Total revenue	1,943	3,913

Total revenue for the three months ended June 30, 2015 was €1.9 million, a decrease of €2.0 million, or 50%, compared to total revenue of €3.9 million for the three months ended June 30, 2014. This change was primarily driven by a decrease of €1.5 million in revenue from our collaboration with United Therapeutics Corporation (“United Therapeutics”) as a result of the collaboration period ending at June 30, 2014. Revenue from our collaboration with Sanofi decreased by €0.4 million whereas revenue from our collaboration with Genentech was in line with the same period in 2014.

As of June 30, 2015, we had deferred income of €5.4 million arising from our collaboration agreement with Genentech compared to €7.9 million as of December 31, 2014. This deferred income will be recognized as revenue as we and Genentech advance the projects that are subject to our collaboration.

Research and Development Costs

Research and development costs were €12.6 million for the three months ended June 30, 2015, an increase of €7.9 million, or 170%, compared to research and development costs of €4.7 million for the three months ended June 30, 2014. The increase is primarily attributable to a €7.3 million increase in external costs related to our TransCon hGH project for which we reported positive top-line results for a Phase 2 pediatric study in July 2015, and a €0.6 million increase in external costs related to our TransCon Treprostinil project, which we assumed after the termination of our collaboration with United Therapeutics in 2014. Other research and development expenses were in line with the similar period in 2014. Research and development costs included non-cash share-based payment expenses of €0.1 million for the three months ended June 30, 2015 which was in line with the €0.1 million for the three months ended June 30, 2014.

General and Administrative Expenses

General and administrative expenses were €2.1 million for the three months ended June 30, 2015, an increase of €0.7 million, or 52%, compared to general and administrative expenses of €1.4 million for the three months ended June 30, 2014. The increase is primarily due to an increase in administrative personnel costs of €0.9 million, partially offset by a decrease in professional fees of €0.7 million. Other general and administrative expenses increased by a net amount of €0.5 million, primarily due to additional costs of operating as a publicly listed company. General and administrative expenses included non-cash share-based payment expenses of €0.3 million for the three months ended June 30, 2015, and €0.2 million for the three months ended June 30, 2014.

Finance Income and Finance Expenses

Finance income was €5 thousand for the three months ended June 30, 2015, compared to €0.1 million for the three months ended June 30, 2014. Finance expenses of €2.5 million for the three months ended June 30, 2015 were significantly higher than finance expenses of €29 thousand in the same period in 2014. The significant increase in net finance expenses was due to negative exchange rate fluctuations, primarily between the U.S. dollar and Euro. During the three months ended June 30, 2015, our cash position in U.S. dollars generated negative unrealized exchange rate adjustments, as the U.S. dollar weakened against the Euro. We attempt to limit our exposure to exchange rate risks by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses.

We did not hold any interest-bearing debt for any of the periods presented.

Tax on Profit for the Period

We had a net tax credit of €0.3 million for the three months ended June 30, 2015 compared to a net tax expense of €30 thousand for the three months ended June 30, 2014. The net tax credit for the three months ended June 30, 2015 is comprised of an estimated tax credit for our jointly taxed Danish companies of €334 thousand reduced by a tax expense of €51 thousand attributable to our German and U.S. subsidiaries. Taxes for the three months ended June 30, 2014 were primarily attributable to our German subsidiary.

Comparison of the six months ended June 30, 2015 and 2014 (unaudited):

	Six Months Ended June 30,
	2015	2014
	(EUR’000)
Revenue	4,024	7,907
Research and development costs	(19,975)	(8,245)
General and administrative expenses	(4,549)	(2,352)

Operating profit / (loss)	(20,500)	(2,690)
Finance income	9,140	149
Finance expenses	(2,495)	(65)

Profit / (loss) before tax	(13,855)	(2,606)

Tax on profit / loss for the period	238	(34)

Net profit / (loss) for the period	(13,617)	(2,640)

Revenue

The following table summarizes our revenue for the six months ended June 30, 2015 and 2014 (unaudited):

	Six Months Ended June 30,
	2015	2014
	(EUR’000)
Revenue from the rendering of services	1,528	2,494
License income	2,496	5,413

Total revenue	4,024	7,907

Total revenue for the six months ended June 30, 2015 was €4.0 million, a decrease of €3.9 million, or 49%, compared to total revenue of €7.9 million for the six months ended June 30, 2014. This change was primarily driven by a decrease of €3.2 million in revenue from our collaboration with United Therapeutics as a result of the collaboration period ending at June 30, 2014. Revenue from our collaboration with Sanofi decreased by €0.6 million whereas revenue from our collaboration with Genentech decreased by €0.1 million compared to the same period in 2014.

As of June 30, 2015, we had deferred income of €5.4 million arising from our collaboration agreement with Genentech compared to €7.9 million as of December 31, 2014. This deferred income will be recognized as revenue as we and Genentech advance the projects that are subject to our collaboration.

Research and Development Costs

Research and development costs were €20.0 million for the six months ended June 30, 2015, an increase of €11.8 million, or 142%, compared to research and development costs of €8.2 million for the six months ended June 30, 2014. This increase is primarily attributable to a €9.9 million increase in external costs related to our TransCon hGH project for which we reported positive top-line results for a Phase 2 pediatric study in July 2015, and a €1.5 million increase in external costs related to our TransCon Treprostinil project, which we assumed after the termination of our collaboration with United Therapeutics in 2014. Costs related to basic research in support of new and existing development programs increased by €0.7 million, whereas other research and development expenses decreased by €0.3 million. Research and development costs included non-cash share-based payment expenses of €0.3 million for the six months ended June 30, 2015 and €0.2 million for the six months ended June 30, 2014.

General and Administrative Expenses

General and administrative expenses were €4.5 million for the six months ended June 30, 2015, an increase of €2.1 million, or 93%, compared to general and administrative expenses of €2.4 million for the six months ended June 30, 2014. The increase is primarily due to an increase in administrative personnel costs of €1.4 million in support of our IPO and as part of operating as a publicly listed company. Other general and administrative expenses increased by a net amount of €0.7 million, primarily due to additional costs of operating as a publicly listed company. General and administrative expenses included non-cash share-based payment expenses of €0.7 million for the six months ended June 30, 2015, and €0.4 million for the six months ended June 30, 2014.

Finance Income and Finance Expenses

Finance income was €9.1 million for the six months ended June 30, 2015, compared to €0.1 million for the six months ended June 30, 2014. Finance expenses were €2.5 million for the six months ended June 30, 2015, compared to €65 thousand for the six months ended June 30, 2014. The significant increase in net finance income was due to positive exchange rate fluctuations, primarily between the U.S. dollar and Euro. We maintained the funds from our Series D financing in November 2014 and IPO in February 2015 in U.S. dollars for a portion of the first quarter of 2015, generating positive exchange rate gains. At the end of March 2015, we converted approximately $90 million to Euros and British Pounds, thereby realizing a significant exchange rate gain and reducing our exposure to exchange rate fluctuations, as these cash positions more closely reflect the currencies in which we expect to incur the majority of our future expenses. During the three months ended June 30, 2015, the U.S. dollar weakened against the Euro, and we recognized an unrealized exchange rate loss on our cash position maintained in U.S. dollars. We attempt to limit our exposure to exchange rate risks by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses.

We did not hold any interest-bearing debt for any of the periods presented.

Tax on Profit for the Period

We had a net tax credit of €238 thousand for the six months ended June 30, 2015, compared to a net tax expense of €34 thousand for the six months ended June 30, 2014. The net tax income for the six months ended June 30, 2015 is comprised of an estimated tax credit of €334 thousand in the group of jointly taxed Danish companies reduced by tax expenses of €96 thousand attributable to our German and U.S. subsidiaries. Taxes for the six months ended June 30, 2014 were primarily attributable to our German subsidiary.

Liquidity and Capital Resources

As of June 30, 2015, we had cash and cash equivalents totaling €137.9 million compared to €50.2 million as of December 31, 2014. We have funded our operations primarily through the issuance of preference shares, payments to us under our collaboration agreements and through our IPO. On February 2, 2015 we sold 6,900,000 ADSs, each representing one ordinary share, in our IPO at a public offering price of $18.00 per ADS, for aggregate gross proceeds to us of approximately $124.2 million, equivalent to €109.5 million at the date of closing. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not owe any debt to third parties.

We believe that our existing cash and cash equivalents as of June 30, 2015 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned.

Future Funding

Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technology; and

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited six month periods ended June 30, 2015 and 2014:

	Six Months Ended June 30,
	2015	2014
	(EUR’000)	(EUR’000)
Cash flows from/(used in) operating activities	(21,054)	(7,368)
Cash flows from/(used in) investing activities	(592)	(304)
Cash flows from/(used in) financing activities	102,562	—

Net increase / (decrease) in cash and cash equivalents	80,916	(7,672)

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the six months ended June 30, 2015 was €21.1 million compared to €7.4 million for the six months ended June 30, 2014. The net loss for the six months ended June 30, 2015 was €13.6 million, which was adjusted by non-cash charges of €0.3 million for depreciation, €1.0 million for share-based payment expenses, €6.6 million of net finance income, and €0.2 million of net tax income. The net cash outflow from change in working capital of €1.6 million was primarily comprised of a €2.5 million decrease in deferred income, partly offset by an increase in trade payables and other payables of €2.0 million, and a net increase in deposits, prepayments and receivables of €1.1 million. We paid income taxes of €0.1 million for the six months ended June 30, 2015.

Net cash used in operating activities for the six months ended June 30, 2014 was €7.4 million. The net loss for the six months ended June 30, 2014 was €2.6 million, which was partially offset by non-cash charges of €0.2 million for depreciation and €0.5 million for share-based payment expenses. The net cash outflow from change in working capital of €5.4 million was primarily comprised of a €5.6 million decrease in deferred income, partly offset by an increase in trade payables and other payables of €1.2 million, and a net increase in deposits, prepayments and receivables of €1.0 million. We paid income taxes of €39 thousand for the six months ended June 30, 2014.

Cash Flows From / (Used in) Investing Activities

Cash flows used in investing activities for the six months ended June 30, 2015 and 2014 of €0.6 million and €0.3 million, respectively, were primarily related to acquisition of property, plant and equipment for use in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the six months ended June 30, 2015 of €102.6 million were related to our IPO completed in February 2015 in which we raised net proceeds of €101.4 million, and warrant exercises in May and June 2015 in which we received €1.2 million.

There were no cash flows from financing activities for the six months ended June 30, 2014.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. dollars under our collaboration with Genentech and our prior collaboration with United Therapeutics. Further, the proceeds from our series D financing in November 2014 and our IPO in February 2015 were in U.S. dollars. In order to manage our foreign exchange exposure, we maintain cash reserves denominated in the various currencies we need to run our operations and make payments from those reserves. We converted a portion of the proceeds from our IPO in U.S. dollars to our functional currency, the Euro, in March 2015, reducing the amount held in U.S. dollars to $72.5 million as per June 30, 2015.

Interest Rate Risk

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our position of cash, cash equivalents and marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. Our trade receivables consist of a small number of large transactions with our collaboration partners and other biopharmaceutical companies. This may lead to significant concentration of credit risk, but we consider the credit risk for each of our collaboration partners, and other customers with whom we conduct business, to be low. We limit our credit risk on cash and cash equivalents by depositing our cash reserves with banks that maintain high credit ratings assigned by international credit-rating agencies.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities, and by continuously monitoring our cash forecasts, our actual cash flows, and by matching the maturity profiles of financial assets and liabilities. We believe that our existing cash and cash equivalents as of June 30, 2015 are sufficient to meet our projected cash requirements for at least the 12 months from the date of this report.